Exhibit 99.1

Nasdaq Minimum Bid Price Deficiency Letter

Hong Kong, December 20, 2018 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on (a) Virtual Reality device and technologies research and development (b) environmental protection, energy saving technologies, equipment development and applications (c) money lending business in Hong Kong providing mortgage loans to high quality target borrowers with low credit risk who are able to provide mortgage collateral and/or third-party guarantee and (d) property investment to generate additional rental income to further boost the group’s cashflow over the long term, today announced that the company received a deficiency letter from The Nasdaq Stock Market (“Nasdaq”) on December 19, 2018, stating that, because the Company has not maintained a minimum closing bid price of $1.00 for the last 30 consecutive business days, the Company is no longer in compliance with Nasdaq Listing Rule 5550(a)(2).

The Nasdaq letter states that the Company will be afforded 180 calendar days, or until June 17, 2018, to regain compliance with the minimum bid price requirement. In order to regain compliance, the Company must have a closing bid price of $1.00 or more for a minimum of 10 consecutive business days. If at any time during this 180-day period the Company’s closing bid price meets or exceeds $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. If the Company has not regained compliance by the expiration of the initial 180 calendar days, Nasdaq will then provide written notification to the Company that its ordinary shares are subject to delisting. At that time, the Company may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualifications Panel.

The deficiency notification described above will have no immediate effect on the listing of the Company’s ordinary shares, pending the expiration of the relevant grace period stated above. The Company is currently considering its options in order to comply with the minimum bid price rule within the aforementioned grace period. The Company will seek to regain compliance within the grace period and is considering various measures to address compliance with the continued listing standards of Nasdaq. There can be no assurances that the Company will be able to satisfy the above described deficiency, and that its ordinary shares will not be delisted.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on a company focused on (a) Virtual Reality device and technologies research and development (b) environmental protection, energy saving technologies, equipment development and applications (c) money lending business in Hong Kong providing mortgage loans to high quality target borrowers with low credit risk who are able to provide mortgage collateral and/or third-party guarantee and (d) property investment to generate additional rental income to further boost the group’s cashflow over the long term. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 2153 3957

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.